United States securities and exchange commission logo





                            January 26, 2021

       Niv Krikov
       Chief Financial Officer
       Agrify Corporation
       101 Middlesex Turnpike
       Suite 6, PMB 326
       Burlington, MA 01803

                                                        Re: Agrify Corp
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2021
                                                            File No. 333-251616

       Dear Mr. Krikov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Business
       Legal Proceedings, page 85

   1. Revise to disclose the information required by Item 103 of Regulation S-K, including identifying the parties
and the relief sought.
 Niv Krikov
FirstName  LastNameNiv Krikov
Agrify Corporation
Comapany
January 26,NameAgrify
            2021       Corporation
January
Page 2 26, 2021 Page 2
FirstName LastName
Executive Compensation, page 91

2. We note your response to comment 5 that you did not enter into revised compensation agreements. Please file any existing agreements required to be filed pursuant to Item
         601(b)(10)(iii) of Regulation S-K or confirm to us that you do not have any existing agreements with Mr. Krikov or Mr. Harrison to be filed.
       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      David Levine, Esq.